SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Select Interior Concepts, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

816120307
(CUSIP Number)

Xavier Corzo
11111 Santa Monica Blvd., Suite 1275
Los Angeles, CA 90025
Telephone: 310-919-5401
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816120307	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
SOLACE CAPITAL PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,036,439

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,036,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,036,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN, HC

(1)
This percentage is based on a total of 25,655,023 Shares (as defined herein) outstanding as of August 31, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on September 6, 2018.

CUSIP No. 816120307	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
SOLACE GENERAL PARTNER, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,036,439

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,036,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,036,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 25,655,023 Shares (as defined herein) outstanding as of August 31, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on September 6, 2018.

CUSIP No. 816120307	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,036,439

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,036,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,036,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)
This percentage is based on a total of 25,655,023 Shares (as defined herein) outstanding as of August 31, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on September 6, 2018.

CUSIP No. 816120307	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
GATEWAY SECURITIES HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,036,439

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,036,439

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,036,439

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

(1)
This percentage is based on a total of 25,655,023 Shares (as defined herein) outstanding as of August 31, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on September 6, 2018.

CUSIP No. 816120307	SCHEDULE 13D	Page 6 of 10 Pages

Note:  This Amendment No. 1 restates the original Schedule 13D and is being filed solely to correct (i) certain inadvertent disclosures in Item 2 and Item 5 of the original Schedule 13D and (ii) the signatories on the Signatures page and Joint Filing Agreement.

Item 1.	SECURITY AND ISSUER

This statement relates to the Class A Common Stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. (“the Issuer”), whose principal executive offices are located at 4900 East Hunter Avenue, Anaheim, California 92807.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)
This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Solace Capital Partners, L.P. (“Solace Capital”);
2. Solace General Partner, LLC (“Solace GP”);
3. Solace Capital Special Situations Fund, L.P. (“Solace Special Situations”); and
4. Gateway Securities Holdings, LLC (“Solace Fund”).

The address of each Reporting Person is 11111 Santa Monica Blvd., Suite 1275, Los Angeles, California 90025.

Each of Solace Capital and Solace Special Situations is a limited partnership incorporated in Delaware.  Each of Solace GP and Solace Fund is a limited liability company incorporated in Delaware.

Solace Capital is the investment manager of Solace Special Situations.  Solace GP is the general partner of Solace Special Situations.  Solace Special Situations is the 100% owner of Solace Fund.  Solace Fund is a private investment vehicle that directly holds the Shares reported herein and is managed by Solace Capital.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 18, 2017, the Reporting Persons purchased 3,500,000 Shares at a price of $12.00 per Share in a private transaction effected pursuant to Rule 144A under the Securities Act of 1933.  On August 15, 2018 (the day before the Shares commenced trading on the NASDAQ Capital Market), the Reporting Persons received 36,439 Shares in connection with the special stock dividend declared by the Issuer and payable to all holders of Shares on August 15, 2018.  On September 25, 2018, the Reporting Persons purchased 500,000 Shares at a price of $10.20 per Share in an open-market transaction effected through a broker.

The source of funds for the foregoing purchases of Shares was working capital of the Solace Fund.

CUSIP No. 816120307	SCHEDULE 13D	Page 7 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Persons acquired and hold the Shares for the account of the Solace Fund for investment purposes, in the ordinary course of the Reporting Persons’ business.  The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.  Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”)  regarding the Issuer, including but not limited to its operations, governance and control.

Brett Wyard, a managing partner of each of the general partner of Solace Capital and of Solace GP, is a member of the Issuer’s Board, a position he has held since December 2017.  Mr. Wyard serves on the Board’s Nominating and Corporate Governance Committee.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
The Reporting Persons may be deemed to beneficially own 4,036,439 Shares, representing approximately 15.7% of the outstanding Shares.

The foregoing beneficial ownership percentage is based on a total of 25,655,023 Shares outstanding as of August 31, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on September 6, 2018.

(b)	(i) Sole power to vote or direct the vote:	0

	(ii) Shared power to vote or direct the vote:	4,036,439

	(iii) Sole power to dispose or direct the disposition of:	0

	(iv) Shared power to dispose or direct the disposition of:	4,036,439

(c)
The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as described in Item 3, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d)
No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e)	This Item 5(e) is not applicable.

CUSIP No. 816120307	SCHEDULE 13D	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 15, 2017, the Solace Fund and the Issuer entered into a board designee agreement (the “Board Designee Agreement”), under which the Solace Fund has the right to nominate one director to serve on the Board until the earliest to occur of (i) the Solace Fund and its affiliates having sold or otherwise transferred 50% or more of the 3,500,000 Shares held by them (taking into account any stock splits, stock dividends or similar events), (ii) the Solace Fund and its affiliates failing to beneficially own on a fully diluted basis at least 6.5% of the outstanding Shares, (iii) the Solace Fund’s nominee being removed from the Board for cause (as defined in the Board Designee Agreement), (iv) the Solace Fund’s nominee having breached the Board Designee Agreement or any of his or her fiduciary duties to the Issuer and its stockholders, and (v) the Solace Fund’s nominee not being elected or re-elected to the Board at any meeting of the Issuer’s stockholders.  The Solace Fund has currently designated Mr. Wyard to serve on the Board.  This description of the Board Designee Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Designee Agreement, which is included as Exhibit A to this Schedule 13D and is incorporated by reference herein.

In addition, the terms of the limited partnership agreement of Solace Special Situations, which is the 100% owner of the Solace Fund, require that all payments in respect of Mr. Wyard’s service as a director on the Board be paid to Solace Capital.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:
Board Designee Agreement, dated December 15, 2017, between the Issuer and Solace Fund is incorporated by reference to Exhibit 10.22 on the Issuer’s registration statement on Form S-1 filed on July 9, 2018.

CUSIP No. 816120307	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 5, 2018

SOLACE CAPITAL PARTNERS, L.P.
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE GENERAL PARTNER, LLC
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.
By: Solace Capital Partners, L.P., its Investment Manager
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

GATEWAY SECURITIES HOLDINGS, LLC
By: Solace Capital Partners, L.P., its Manager
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

CUSIP No. 816120307	SCHEDULE 13D	Page 10 of 10 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of Select Interior Concepts, Inc., dated as of October 5, 2018 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 5, 2018

SOLACE CAPITAL PARTNERS, L.P.
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE GENERAL PARTNER, LLC
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

SOLACE CAPITAL SPECIAL SITUATIONS FUND, L.P.
By: Solace Capital Partners, L.P., its Investment Manager
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer

GATEWAY SECURITIES HOLDINGS, LLC
By: Solace Capital Partners, L.P., its Manager
By:	/s/ Xavier Corzo
Xavier Corzo, Principal, Chief Administrative Officer & Chief Compliance Officer